UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: October 29, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#Q3_2020

29 October 2020

Ramon Fernandez
Deputy CEO, Finance, Performance and Development

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. In particular, the consequences of the Covid-19 outbreak are uncertain; it could have an impact on the Group’s business and financial situation and may exacerbate the risks that the Group could face. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 20 April 2020 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 21 April 2020 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
Q3 2020 highlights

Engage 2025

Q3 2020 key achievements

Multi Services & Connectivity
Customers & offers

Excellent commercial performance

France

- Record FTTH net adds
- Best mobile net adds since Q218
- 5G More for more offers

Europe/MEA

Poland
Record FTTH net adds

Spain
Back to positive net adds FBB, mobile, TV

Orange Money
20m active customers

orange bank

1.1m customers

Record sales of premium card

~**60%** new customers in France subscribed to paying offers

Convergence
10.9m customers (+2% yoy)

VHBB
9.0m customers, o/w 8.6m FTTH (+22% yoy)

Network
Leadership

5G auction 90 Mhz

46m VHBB connectable lines (+23% yoy) o/w 45m FTTH

5G

Sustainable bond issuance for €500m
coupon +0.125% with 9 year maturity

Q3 2020 financial achievements

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

Q320

Revenue	EBITDAaL	eCapex
€10.6bn	€3.6bn	€1.7bn
+0.8% yoy in Q3	-0.4% yoy in Q3	+0.9% yoy in Q3

Negative Q3 EBITDAaL impact related to crisis (€m)



-109
roaming
-41
costs linked directly to COVID
-150
total

9m20

Revenue	EBITDAaL	eCapex	EBITDAaL-eCapex
€31.4bn	€9.5bn	€4.9bn	€4.6bn
+0.5% yoy	-0.6% yoy	-6.3% yoy	+6.3% yoy

Section two
Business review

Q3 2020 France

Resilience of our retail services and a strong growth of wholesale revenues

in €m	Q3 20	yoy cb	9M 20	yoy cb
Revenues	**4,693**	**+3,1%**	**13,717**	**+2.1%**
Retail services	2,691	-0,4%	8,068	-0.1%
Convergent services*	1,137	+2,5%	3,405	+4.0%
Mobile only services	564	-2,7%	1,687	-2.8%
Fixed only services	990	-2.4%	2,976	-3.0%
Fixed only broadband	689	+2.2%	2,052	+2.0%
Fixed only narrowband	301	-11,5%	924	-12.6%
Wholesale	1,543	+10,5%	4,414	+8.4%
Equipment sales	302	-9,8%	759	-16.8%
Other revenues	157	+33,3%	475	+29.8%

*B2C only

0% Q3 Retail excl. digital content offers (DCO)

+3.3% yoy Convergent services excl. DCO

Q3 20 quarterly ARPOs (in €) and growth, yoy:



Convergent
68.0
68.8
+1.2
Q3 19 cb
Q3 20
DCO
excl. DCO

Solid retail services trend

Quarterly yoy growth excl. digital content offers (DCO)



1.5%
1.7%
2.2%
1.9%
1.7%
-0.9%
-0.6%
-0.1%
0.1%
0.0%
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Retail Services excl. DCO
Retail Services excl .PSTN and DCO

Resilience in convergent and mobile only ARPOs despite roaming impact



1.2%
1.6%
2.3%
2.2%
1.8%
0.0%
1.0%
-0.5%
-1.2%
0.6%
-1.4%
-0.3%
-0.5%
0.2%
-0.6%
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
ARPO Convergent **
ARPO Mobile only **
ARPO Fixed only **

** Growth yoy, excl. digital content offers (DCO)

Q3 2020 France: commercial performance

Excellent performance in FTTH and mobile

Mobile contract net adds (in '000s) and churn rate


net adds excl M2M
quarterly churn rate in %
12.1%
13%
+90
+47
-58
+29
+125
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20

54% of broadband B2C Customers are on Open **convergent** offers

Fixed BB net adds (in '000s)


FTTH
ADSL and others
+65
+178
-112
+49
+239
-190
+37
+192
-155
+61
+238
-177
+95
+360
-265
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20

4G 99% of 4G population coverage, #1 position 9 years in a row

85% of B2C voice contract customers have a 4G plan (+3pts yoy)

+1.0% Number of mobile lines per convergent offer (Q3 yoy growth)

20.9m of FTTH connectable homes (+43% yoy) o/w 4,1m **FTTH customers** (+33.2 %)

53% of FTTH adds* are new customers

+1.0pt Growth of B2C broadband convergent customer premium** mix, yoy

*gross adds + migration **Livebox Up, former Play and Jet

Q3 2020 Europe

Effective marketing refresh driving commercial turnaround; total revenues trend improving QoQ, despite greater impact from roaming and after-effect of stronger IT&S in earlier quarters

in €m	Q3 20	yoy cb	9m 20	yoy cb
Revenues	**2,636**	**-3.7%**	**7,864**	**-3.3%**
Retail services	1,771	-4.5%	5,366	-2.6%
Convergent services*	673	-0.2%	2,050	+1.9%
Mobile only services	766	-8.2%	2,291	-7.5%
Fixed only services	270	-2.7%	816	-4.2%
IT & integration services	61	-9.5%	209	+23.3%
Wholesale	480	-5.3%	1,431	-0.7%
Equipment sales	355	+4.8%	966	-8.2%
Other revenues	30	-18.8%	101	-20.4%

*B2C only

Revenue evolution (in €m)



2,737
-2
-68
-7
-6
-27
+16
-7
2,636
Retail services : -4.5% yoy
(-3.0% yoy ex-retail roaming)
Q3 19 cb
Convergent
Mobile only
Fixed only
IT & integration
Wholesale
Equipment
Other
Q3 20

Europe, total revenues evolution (cb yoy in %)



Total revenues
Total revenues ex-roaming
-3.8%
-5.1%
-1.8%
-3.7%
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20

Mobile contract net adds ex-M2M (in '000s)



Convergent
Mobile-only
% convergence in base
30%
32%
+97
162
-65
+50
112
-63
106
-206
-99
-104
-25
-129
+221
187
34
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20

Fixed Broadband net adds (in '000s)



Convergent
Broadband-only
% convergence in base
66%
67%
+39
63
-24
+48
49
-1
58
-66
-8
-5
-5
-10
+96
81
15
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20

Q3 2020 Spain

Back to positive net adds paving the way to better financials in the medium term

in €m	Q3 20	yoy cb	9m 20	yoy cb
Revenues	**1,237**	**-5.6%**	**3,739**	**-5.0%**
Retail services	860	-7.7%	2,639	-6.5%
Convergent services*	488	-5.8%	1,508	-3.8%
Mobile only services	252	-13.8%	769	-12.3%
Fixed only services	118	-2.3%	356	-4.9%
Wholesale	231	-4.6%	680	+3.1%
Equipment sales	145	+7.0%	408	-9.8%
Other revenues	0	-	12	+0.0%

*B2C only



85% Convergence as % of broadband B2C customer base
+1pt yoy
82% Fiber penetration in BB customer base
+5pt yoy
66% 4G penetration in mobile customer base
+0pt yoy
18% TV penetration in BB customer base
+1pt yoy

Improving revenue trend compared to Q2

(cb yoy in %)



Total revenues
Total revenues excl. Roaming
-2,5%
-2,3%
-2,4%
-5,8%
-3,5%
-6,8%
-5,6%
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20

New marketing strategy is bearing fruit with a significant turnaround in Q3 net adds



FBB nets adds '000
26
Q3 19 Q4 19 Q1 20 Q2 20 Q3 20
Mobile contract excl. M2M nets adds '000
26
Q3 19 Q4 19 Q1 20 Q2 20 Q3 20

Q3 2020 Africa & Middle East

Back to revenue growth target

in €m	Q3 20	yoy cb	9m 20	yoy cb
Revenues	**1,474**	**+5.1%**	**4,320**	**+4.2%**
Retail services	1,263	+7.1%	3,707	+6.9%
Mobile only services	1,116	+6.0%	3,280	+6.1%
Fixed only services	140	+15.3%	410	+12.7%
IT & integration services	6	+35.8%	16	+58.0%
Wholesale	176	-8.7%	518	-11.3%
Equipment sales	22	+3.4%	62	-8.0%
Other revenues	14	+48.3%	33	+25.7%

> 80% of revenue comes from sustainably resilient retail services

Revenue cb yoy growth in %



Retail services
Total MEA
8.5%
7.7%
6.7%
7.2%
7.8%
7.9%
10.2%
8.5%
9.0%
4.7%
7.1%
6.2%
5.2%
3.7%
5.2%
5.3%
5.8%
7.6%
6.1%
6.2%
1.3%
5.1%
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20

30.9 m 4G customers — **+37% yoy** — +19% Data revenue growth Q3 20

1.6m FBB customers — **+38% yoy** — +26% FBB revenue growth Q3 20

Orange Money

+27% Orange Money revenue growth Q3 20

> 40% of 47m Orange Money customers are active*

(active customers in millions, yoy growth in %)



16.6
18.2
18.6
19.6
20.1
+21%
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20

* At least one transaction per month

Q3 2020 Enterprise

Improved quarterly trend in an environment still challenged by Covid

in €m	Q3 20	yoy cb	9m 20	yoy cb
Revenues	**1,898**	**-1.7%**	**5,757**	**-1.4%**
Fixed only services	952	-2.0%	2,910	-1.6%
Voice	303	-3.4%	935	-3.0%
Data	649	-1.3%	1,975	-0.9%
IT & integration services	734	-0.5%	2,209	+1.1%
Mobile*	213	-4.6%	638	-8.5%

*Mobile = Mobile Only Services + Equipment Sales



TOTAL
fixed only
mobile
IT&IS
5%
0%
-5%
-10%
-15%
+1.8%
+0.8%
+0.8%
-3.3%
-1.7%
Q3 19
Q4 19
Q120
Q2 20
Q3 20



Cloud
Cybersecurity
Smart mobility
KDDI
Life Is On
Schneider Electric

+5% yoy growth in 9m20

+8% yoy growth in 9m20

KDDI and Orange Business Services partner to equip more than 1 million vehicles in 63 EMEA countries with connected IoT services

Orange and Schneider Electric 5G *Industry 4.0* co-innovation in French Factory

Specific Topics

- Focus on FTTH monetisation in France
- Infrastructure strategy execution update

Cumulated Co-financing proceeds* received as of Q3 20 amounts to € 2.4 Bn in private areas, slightly less than 50% of total long-term estimated potential **

Total Co-financing potential in Private areas (very dense and medium dense areas):



> 50%
Potential
€ 2.4 Bn
Received
< 50%
Estimated potential remaining to be Cofinanced **
Cumulated amount received as of Q3 20

* Co-financing proceeds received since 2009 and booked as revenues and reduction in eCapex

** Based on the assumption that all our competitors co-finance our network at the level of their current Broadband market share

- Co-financing proceeds accelerated thanks to the setting up of funding vehicles
- The current co-financing level matches with competitors current retail FTTH market share and penetration rate in very dense and medium dense areas
- Future co-financing proceeds still represent more than 50% of the total estimated potential in very dense and medium dense areas:
  - Co-financing pace will depend on ISPs' funding vehicles purchasing strategies
  - As of today 2 out of 3 competitors have decided to engage significantly in co-financing

Delivering on the creation of a European tower company

Managing mobile passive infrastructure as an independent business to capture market growth

- Carved-out entity under Orange ownership with dedicated management accountable for performance
- Appropriate governance and contractual relationships with MNOs to secure independence and commercial neutrality
- Flexibility on capital structure to fund growth

Communication calendar

EU Towerco

Q3 20

Dedicated project organization at group level including teams from France and Spain operations + external advisors

Feb. 21 (along with FY 2020 results)

Comprehensive presentation of EU Towerco : Scope + financial Kpis (o/w EBITDAaL) based on negotiated MSA + governance + execution milestones

... milestones and associated timeline to be disclosed in Feb. 21

Legal carve-out execution
Other Orange European countries potential transfer
Capital structure evolution

European Fibercos: creating leading FTTH wholesaler entities

Execution on track : signing target in H1 21 for both French and Polish entities

Key principles:

Orange Concessions : 4.4 m lines in PIN (rural) areas . Sale of a co-controlling stake

Orange Poland : 2.4 m lines in low and mid dense areas. Sale of a co-controlling stake

Calendar:

Fibercos


Fiberco: Orange Concessions
RFP is ongoing for Orange concessions (4.4m lines)
Fiberco
Signing Orange Concessions
Fiberco
Closing Orange Concessions
Q3 20
H1 21
H2 21
Fiberco Orange Poland
Polish Fiberco (2.4m lines)
Fiberco
Signing Orange Poland
Fiberco
Closing Orange Poland
Q3 20
H1 21
H2 21

Conclusion

Guidance 2020

		2020
EBITDAaL, yoy		Around -1%
eCAPEX incl. RAN sharing deals, yoy		decrease
Organic Cash Flow (telecom)		> €2.3bn
Net debt / EBITDAaL (telecom)		Around 2x in the medium term
Dividend*	Guidance update	€ 0.70, out of which € 0.40 interim dividend to be paid on Dec. 9th.

*Subject to shareholders' approval.

Appendices

COVID crisis and transfer of assets drove lower eCAPEX, despite acceleration in FTTH rollout

Group	Telecom
9m 2020 eCAPEX **€4.9bn** - 6.3% yoy - €331m yoy	**- 6.3%** **- €330m** yoy
	As % of rev. **15.5%** - 1.1 pt yoy

45.7m **VHBB** connectable lines**



FTTH connectable lines in France
+43%
14.6m
20.9m
Q3 19
Q3 20
FTTH connectable lines in Spain
+6%
14.0m
14.8m
Q3 19
Q3 20
FTTH connectable lines in Poland
+20%
4.0m
4.8m
Q3 19
Q3 20

FTTH roll-out acceleration in France

FTTH connectable homes in France



9.1m
1.8m
0.9m
2.8m
1.7m
4.6m
20.9m
+53%
+66%
FY 17 France
9m 18
Q4 18
9m 19
Q4 19
9m 20
Q3 20 France

****VHBB > 100 Mbps**

Convergence, the bedrock of our strategy

€ 1.8bn Convergent services revenues in Q3 2020

+1.5% yoy



Convergent B2C customer base in million

% of broadband B2C customer base



France*
5.77
5.80
5.80
5.80
5.82
55%
54%
Q3 19 Q4 19 Q1 20 Q2 20 Q3 20
Spain
3.04 3.00 2.99 2.95 2.96
84%
85%
Q3 19 Q4 19 Q1 20 Q2 20 Q3 20
Poland
1.33
1.37
1.39
1.41
1.44
61%
64%
Q3 19 Q4 19 Q1 20 Q2 20 Q3 20

Churn improvement with convergence in Q3**

France	Spain	Poland
-5pt	-4pt	-1pt

Quarterly convergent ARPO, in €/month in Q3

France	Spain	Poland
€68.8	€56.6	€23.8
+1.2% yoy	-2.4% yoy	+2.0% yoy***

Number of mobile lines per convergent offer (Q3 yoy growth)

France	Spain	Poland
1.68	1.97	1.88
+1.0% yoy	+2.0% yoy	-0.9% yoy

* Open customers only

** Churn differential between convergent B2C customers and total fixed BB B2C customers

*** YoY evolution calculated in local currency